CONTACT:  RAOUL J. WITTEVEEN
          (212) 916-3261

NEWS FOR IMMEDIATE RELEASE

                    INTERPOOL, INC. CONSUMMATES EXCHANGE OFFER FOR 100% OF 9 7/8% CAPITAL SECURITIES OF INTERPOOL CAPITAL TRUST


PRINCETON, NJ, September 8,1997 -- Interpool, Inc. (NYSE: IPX) announced today the successful consummation of an exchange offer for all of the 9 7/8% Capital Securities of Interpool Capital Trust. Pursuant to the exchange offer, the entire $75,000,000 aggregate liquidation amount of Capital Securities were tendered prior to the expiration of the offer and exchanged for the same liquidation amount of Interpool Capital Trust's new 9 7/8% Capital Securities, which have been registered under the Securities Act. The Capital Securities were originally issued and sold on January 27, 1997 in a transaction exempt from registration under the Securities Act.

The new Capital Securities issued in the Exchange Offer have substantially the same terms and conditions as the unregistered Capital Securities, except that the new Capital Securities are not subject to the restrictions on resale or transfer which applied to the unregistered Capital Securities.

Interpool, originally founded in1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines. Interpool Capital Trust is a wholly-owned subsidiary of Interpool, Inc.

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